SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)
Measurement Specialties, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
583421102
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13G-1(b)

☐	Rule 13G-1(c)

☑	Rule 13G-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	583421102	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morton Topfer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		235,743 (see Footnote)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		637,309 (see Footnote)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

893,052 (see Footnote)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

12	TYPE OF REPORTING PERSON

IN

Footnote:

Owned directly by Morton Topfer	235,743 shares
Owned beneficially (directly owned by Spouse of Morton Topfer)	1,000 shares
Owned directly by Castletop Capital, LP, a partnership in which Morton Topfer is a greater than 10% beneficial Owner	636,309 shares

883,052
Options held by Morton Topfer (Exersisable within 60 days)	10,000 shares

893,052 shares

ORIGINAL REPORT ON SCHEDULE 13G
Item 1.
     (a) Name of Issuer: Measurement Specialties, Inc.
     (b) Address of Issuer’s Principal Executive Offices:
          1000 Lucas Way
          Hampton, VA 23666
Item 2.
     (a) Name of Person Filing: Morton Topfer
     (b) Address of Principal Business Office: 3600 N. Capitol of Texas Highway, Bldg. B, Suite 320, Austin, Texas 78746.
     (c) Citizenship: U.S.A.
     (d) Title and Class of Securities: Common Stock
     (e) CUSIP Number: 583421102
Item 3. If this statement is filed pursuant to §§ 240.13G-1(b) or 240.13G-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).
     (e) ☐ An investment adviser in accordance with 240.13G 1(b)(1)(ii)(E);
     (f) ☐ An employee benefit plan or endowment fund in accordance with 240.13G 1(b)(1)(ii)(F);
     (g) ☐ A parent holding company or control person in accordance with 240.13G 1(b)(1)(ii)(G);
     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);
     (j) ☐ Group, in accordance with 240.13G 1(b)(1)(ii)(J).

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned.

(b)	Percent of Class.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or direct the vote

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     N/A
     Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
     N/A
Item 8. Identification and Classification of Members of the Group
     N/A
Item 9. Notice of Dissolution of Group
     N/A
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: July 25, 2008

INDIVIDUALS:

/s/ Morton Topfer
Name: Morton Topfer
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).